OPERATING AGREEMENT
OF
SCOPIFY LLC

A New Jersey Limited Liability Company

Effective Date: September 24, 2026

This Operating Agreement (this "Agreement") of Scopify LLC, a New Jersey limited liability company (the "Company"), is entered into and effective as of the Effective Date set forth above by Michael S. Sweebe ("Member") as the sole member of the Company.

The Member, intending to be legally bound, hereby adopts the following as the operating agreement of the Company within the meaning of the New Jersey Revised Uniform Limited Liability Company Act, N.J.S.A. 42:2C-1 et seq. (the "Act").

ARTICLE 1 — FORMATION AND ORGANIZATION

1.1 Formation. The Company was formed as a New Jersey limited liability company upon the filing of a Certificate of Formation with the New Jersey Division of Revenue and Enterprise Services on 1 January 2025. The rights, duties, and obligations of the Member and the Manager, and the affairs of the Company, are governed by this Agreement and, to the extent not inconsistent with this Agreement, by the Act.

1.2 Name. The name of the Company is Scopify LLC. The Company may conduct business under one or more trade or fictitious names as the Manager may determine, subject to applicable registration requirements.

1.3 Principal Office. The principal office of the Company is 251 Park Street, 2nd Floor, Montclair, NJ 07043, or such other place as the Manager may designate from time to time.

1.4 Registered Agent and Office. The Company's registered agent is Michael S. Sweebe, and its registered office in New Jersey is 216 Watchung Avenue, Montclair, NJ 07043. The Manager may change the registered agent or office in accordance with the Act.

1.5 Duration. The Company has perpetual duration and continues until dissolved and wound up in accordance with Article 14 and the Act.

1.6 Title to Property. All property of the Company, whether real or personal, tangible or intangible, is owned by the Company as an entity, and no Member, in such capacity, has any individual ownership interest in such property.

ARTICLE 2 — DEFINITIONS

As used in this Agreement, the following terms have the meanings set forth below. Other capitalized terms are defined where they first appear.

"Act" has the meaning set forth in the Preamble.

"Capital Contribution" means any cash, property, or services contributed (or deemed contributed) to the Company by or on behalf of a holder of Units in respect of such Units.

"Common Units" means the class of Units representing the founding equity of the Company, initially held entirely by the Member, having the rights set forth in this Agreement.

"Conversion Event" means the conversion, reorganization, or transfer of the Company's business into, or its succession by, a corporation (whether a Delaware or New Jersey C-corporation, public benefit corporation, or other corporate form), as more fully described in Article 9.

"Convertible Instrument" means any SAFE, convertible note, warrant, option, or other instrument or agreement that is convertible into, exchangeable for, or exercisable to acquire Units or other equity of the Company (or equity of a successor entity), in each case issued for bona fide financing or compensatory purposes.

"Equity Financing" means a bona fide transaction or series of related transactions in which the Company (or a successor entity following a Conversion Event) issues and sells equity securities principally for capital-raising purposes, as further described in, and to the extent defined by, the applicable Convertible Instrument.

"Fully Diluted Capitalization" means, as of any date, the total number of Units then issued and outstanding, determined assuming the conversion, exercise, or exchange of all then-outstanding Convertible Instruments and the issuance of all Units reserved for issuance under any equity incentive plan then in effect, in each case calculated consistently with the terms of the applicable Convertible Instrument.

"Incentive Units" means Units (which may be structured as "profits interests" within the meaning of applicable U.S. federal income tax authority) that the Manager may authorize and issue to service providers as equity-based compensation, subject to vesting, forfeiture, threshold-value, and other terms established by the Manager at the time of grant.

"Manager" means the person designated to manage the Company under Article 7, and any successor or additional Manager appointed in accordance with this Agreement.

"Member" means each person admitted as a member of the Company in accordance with this Agreement and the Act, in such person's capacity as a member. As of the Effective Date, there is a single Member.

"Membership Interest" means a Member's entire ownership interest in the Company, including such Member's Units, economic rights (allocations and distributions), and, except as limited by this Agreement or the Act, governance and information rights.

"Preferred Units" means one or more classes or series of Units, senior to the Common Units to the extent provided in this Agreement or in the instrument of designation, that the Manager may authorize and issue (including upon conversion of a Convertible Instrument) with such rights, preferences, and privileges as the Manager determines consistent with this Agreement.

"SAFE" means any Simple Agreement for Future Equity (including any "Crowd SAFE" or LLC-adapted form offered through Wefunder Portal LLC) issued by the Company for bona fide financing purposes, which may convert into Units (or into equity of a successor entity following a Conversion Event) in accordance with its terms.

"Units" means units of limited liability company membership interest in the Company, the currency by which Membership Interests are measured. Units may be issued in classes or series, including Common Units, Preferred Units, and Incentive Units, each with the rights set forth in this Agreement or in the applicable instrument of designation.

ARTICLE 3 — PURPOSE AND POWERS

3.1 Purpose. The Company is formed to engage in any lawful act or activity for which a limited liability company may be organized under the Act, including, without limitation, the development, operation, and commercialization of the Scopify platform and related technology, and any activities incidental or related thereto.

3.2 Powers. The Company has the power to do all things necessary, convenient, or incidental to the conduct, promotion, or attainment of its purpose, including all powers granted to a limited liability company under the Act.

ARTICLE 4 — MEMBER; MEMBERSHIP INTERESTS AND UNITS

4.1 Sole Member. As of the Effective Date, the Member is the sole member of the Company and holds one hundred percent (100%) of the issued and outstanding Common Units, as reflected on the Capitalization Table attached as Schedule A.

4.2 Units; Classes. Membership Interests are denominated in Units. The Company is authorized to issue Common Units, Preferred Units, and Incentive Units. The Manager may, without the consent of any other person, (a) authorize and issue additional Units of any class or series; (b) establish the designations, rights, preferences, privileges, restrictions, vesting, and other terms of any class or series of Preferred Units or Incentive Units; and (c) issue Convertible Instruments exercisable for or convertible into Units, in each case subject to honoring the terms of any previously issued Convertible Instrument.

4.3 Voting; Governance. Except as expressly provided in this Agreement or required by a non-waivable provision of the Act, the business and affairs of the Company are managed by the Manager and not by vote of the holders of Units. Where a vote or consent of Members is required, and notwithstanding the per-capita default rule under the Act, each Member shall be entitled to one vote per Common Unit (and such votes, if any, per Preferred Unit or Incentive Unit as may be specified at issuance), and any action requiring Member approval shall require the approval of Members holding a majority of the voting Units then outstanding unless a greater threshold is required by a non-waivable provision of the Act.

4.4 No Certificates. Units are uncertificated and represented by the records of the Company, unless the Manager elects to certificate one or more classes of Units.

ARTICLE 5 — CAPITAL CONTRIBUTIONS AND CAPITAL ACCOUNTS

5.1 Capital Contributions. The Member has made such Capital Contributions to the Company as are reflected in the Company's books and records. The Member has also contributed and assigned to the Company certain intellectual property and related rights comprising or supporting the Scopify platform pursuant to a separate IP Contribution & Assignment Agreement between the Member and the Company. No particular book value, tax basis, fair market value, or other valuation of such intellectual property is established by this Agreement. Nothing in this Section is intended to characterize or determine the tax treatment, tax basis, depreciation history, or accounting treatment of any contributed property.

5.2 No Obligation for Additional Contributions. No Member is obligated to make any additional Capital Contribution. Any future Capital Contributions, and the Units or other rights issued in exchange, shall be on terms determined by the Manager.

5.3 No Interest; No Withdrawal. No holder of Units is entitled to interest on any Capital Contribution or to withdraw or demand the return of any Capital Contribution except as expressly provided in this Agreement or the Act.

5.4 Capital Accounts. The Company shall maintain a capital account for each holder of Units in accordance with applicable U.S. Treasury Regulations to the extent the Company is treated as a partnership for tax purposes. While the Company is a disregarded entity, capital-account maintenance is not required and Section 5.4 shall apply prospectively upon the admission of one or more additional Members.

ARTICLE 6 — ALLOCATIONS AND DISTRIBUTIONS

6.1 Distributions. Subject to the Act and to any preferences established for Preferred Units, distributions shall be made at such times and in such amounts as the Manager determines, and shall be made to holders of Units in proportion to their respective Units (as adjusted for any class preferences), and not on a per-capita basis. This Section 6.1 expressly overrides the per-capita default distribution rule of the Act.

6.2 Allocations. For any period in which the Company has more than one Member and is treated as a partnership for U.S. federal income tax purposes, items of income, gain, loss, deduction, and credit shall be allocated among the holders of Units in a manner that corresponds to distributions and the economic terms of their Units, intended to comply with applicable U.S. Treasury Regulations. This Section 6.2 overrides the per-capita default allocation rule of the Act.

6.3 Tax Distributions. The Manager may (but is not required to) cause the Company to make distributions to holders of Units to enable them to satisfy tax liabilities arising from their ownership of Units, on terms the Manager determines to be equitable.

6.4 Limitations. No distribution shall be made if, after giving effect to it, the Company would be unable to pay its debts as they become due in the ordinary course of business or the Company's total assets would be less than its total liabilities, consistent with the Act.

ARTICLE 7 — MANAGEMENT (MANAGER-MANAGED)

7.1 Management Vested in the Manager. The Company is a manager-managed limited liability company. Except as otherwise expressly provided in this Agreement or required by a non-waivable provision of the Act, all powers of the Company are exercised by or under the authority of, and the business and affairs of the Company are managed by, the Manager. No Member, solely in such Member's capacity as a Member, shall have authority to bind the Company or participate in the management or control of the Company's business and affairs except as expressly provided in this Agreement.

7.2 Initial Manager. The initial Manager is Michael S. Sweebe. The Manager need not be a Member. The Manager shall serve until resignation, removal by the Member, or incapacity, and successor or additional Managers shall be appointed by the Member (or, after the Company ceases to be single-member, by Members holding a majority of the voting Units, subject to any rights granted to Preferred Units).

7.3 Powers of the Manager. Without limiting the generality of Section 7.1, the Manager is authorized, in the name and on behalf of the Company and without the further consent of any Member, to: (a) issue Units and establish the terms of any class or series; (b) authorize, execute, and perform Convertible Instruments, including SAFEs issued through a Regulation Crowdfunding offering, and admit the holders thereof as Members upon conversion in accordance with Article 8; (c) adopt one or more equity incentive plans and grant Incentive Units; (d) effect a Conversion Event in accordance with Article 9; (e) borrow money and pledge or grant security interests in Company assets; (f) acquire, hold, license, and dispose of

property, including intellectual property; (g) appoint and remove officers and agents and delegate authority to them; (h) open and manage bank and brokerage accounts; (i) enter into, amend, and terminate contracts; and (j) take all other actions and execute all other documents necessary or convenient to carry on the business of the Company.

7.4 Officers. The Manager may appoint officers (including a President or Chief Executive Officer, Treasurer, and Secretary), who shall have the authority delegated to them by the Manager. Officers serve at the pleasure of the Manager.

7.5 Standard of Conduct; Reliance. The Manager shall discharge its duties consistent with the contractual standards permitted by, and the non-waivable fiduciary duties imposed under, the Act. In performing its duties, the Manager is entitled to rely in good faith on the records of the Company and on information, opinions, reports, or statements provided by officers, employees, or professional advisors selected with reasonable care. Subject to the non-waivable provisions of the Act, the Manager shall not be liable to the Company or any Member for any action taken or omitted in good faith and reasonably believed to be within the scope of authority conferred by this Agreement.

7.6 Compensation; Other Activities. The Manager may receive reasonable compensation as determined by the Member. Subject to the non-waivable duty of loyalty under the Act and to disclosure where required, the Manager and the Member may engage in other business activities, including activities that may compete with the Company, and the Company waives, to the fullest extent permitted by the Act, any provision that would otherwise restrict such activities or treat them as a breach of duty.

ARTICLE 8 — CONVERTIBLE INSTRUMENTS AND SAFEs

8.1 Authorization. The Manager is authorized to cause the Company to issue and perform Convertible Instruments, including SAFEs offered to investors through Wefunder Portal LLC under Regulation Crowdfunding, on such terms (including valuation cap and discount) as the Manager approves. As of the Effective Date, no SAFE or other Convertible Instrument has been issued by the Company solely by reason of any reservation, indication of interest, or other non-binding expression of investor interest. The economic terms of each Convertible Instrument, once issued, shall be honored in accordance with its terms notwithstanding any other provision of this Agreement.

8.2 Conversion into Units. Prior to the issuance of Units upon conversion, the holder of a SAFE or other Convertible Instrument shall not, solely by reason of holding such instrument, be deemed a Member of the Company or possess voting or other governance rights, except as expressly provided in the applicable instrument or required by law. Upon the occurrence of the conversion trigger specified in a SAFE or other Convertible Instrument (such as an Equity Financing), the instrument shall convert into Units of the class and amount determined under its terms, and the Manager shall (a) issue the resulting Units, (b) admit the holder as a Member to the extent required by the applicable instrument and law in accordance with Article 10, and (c) update the Capitalization Table accordingly, in each case without the further consent of any Member.

8.3 Conversion in Connection with a Conversion Event; Tax Protection. The Member acknowledges the tax considerations applicable to convertible instruments issued by an entity treated as a partnership or disregarded entity. Accordingly, except as a particular Convertible Instrument expressly provides otherwise, if a SAFE or other Convertible Instrument would otherwise convert in connection with a Conversion Event, the instrument shall, at the election and direction of the Company, first convert into Preferred Units of the Company immediately prior to the consummation of the Conversion Event, and such Preferred Units shall then be exchanged for equity of the successor corporation in the Conversion Event. The purpose of this Section 8.3 is to avoid, to the extent reasonably possible, the recognition of pass-through taxable income that could otherwise result from a direct conversion of an LLC-issued instrument into corporate equity, and this Agreement and each Convertible Instrument shall be interpreted consistently with that purpose. The Manager is authorized to take, and to cause the Company to take, all actions reasonably necessary to implement this Section 8.3, and may rely on tax counsel in doing so.

8.4 Most-Favored-Nation and Subsequent Issuances. Where a Convertible Instrument contains most-favored-nation or similar provisions, the Manager shall administer subsequent issuances of Convertible Instruments consistently with those provisions, including providing any notices required thereunder.

8.5 Regulation Crowdfunding SPVs. Securities issued in connection with a Regulation Crowdfunding offering may be issued to or held by one or more special purpose vehicles established in connection with such offering. The Company may

recognize any permitted successor, assignee, distributee, or underlying investor of any such special purpose vehicle in accordance with the applicable financing documents and applicable law.

ARTICLE 9 — CONVERSION TO A CORPORATION

9.1 Authority to Convert. The Manager is authorized, without the further consent or approval of any Member or holder of a Convertible Instrument, to effect a Conversion Event — including converting the Company into, merging the Company with and into, or contributing its assets to, a Delaware or New Jersey corporation (which may be a C-corporation or a public benefit corporation) — at such time and on such terms as the Manager determines, including in connection with or in anticipation of a priced equity financing (such as a Series A round).

9.2 Treatment of Units and Instruments. In connection with a Conversion Event, (a) outstanding Units shall be exchanged for or converted into shares of capital stock of the successor corporation on a basis that preserves, as nearly as practicable, the relative economic and governance rights of the holders; and (b) each Convertible Instrument shall be treated in accordance with its terms and Section 8.3, including, where applicable, conversion into Preferred Units immediately prior to the Conversion Event followed by exchange for stock of the successor corporation. The Manager shall confirm that all financing instruments reflect, and are enforceable against, the post-conversion entity and applicable governing law.

9.3 Cooperation; Power of Attorney. Each Member and, by accepting a Convertible Instrument, each holder thereof, agrees to execute and deliver such instruments and take such actions as the Manager reasonably requests to effect a Conversion Event consistent with this Article 9 and Section 8.3, and hereby appoints the Manager as attorney-in-fact, coupled with an interest, solely to execute and deliver documents reasonably necessary to implement a Conversion Event. The Manager shall not use this authority to diminish the economic terms of any previously issued Convertible Instrument.

9.4 Governance Translation. Prior to or upon a Conversion Event, the Manager shall review the governance terms, special allocations, and other provisions of this Agreement that do not translate to the corporate context, and shall cause the successor corporation's charter, bylaws, and equity documents to reflect the intended economics and control, superseding inconsistent provisions of this Agreement as of the effective time of the Conversion Event.

ARTICLE 10 — ADMISSION OF MEMBERS; TRANSFER OF INTERESTS

10.1 Admission of Additional Members. The Manager may admit one or more additional Members in connection with the issuance of Units (including upon conversion of a Convertible Instrument or the grant of Incentive Units) on such terms as the Manager determines. A holder of a SAFE or other Convertible Instrument shall not be admitted as a Member merely by reason of acquiring or holding such instrument; admission shall occur only upon the issuance of Units and to the extent required by the applicable instrument and law. This Section 10.1 expressly varies the default rule of the Act that would otherwise require the consent of all Members to admit a new Member.

10.2 Amendment upon Ceasing to be Single-Member. Upon the admission of any additional Member, the Company shall cease to be a single-member limited liability company, and the Manager shall amend and restate this Agreement (or adopt a schedule or supplement) to reflect the rights and obligations of all Members, the applicable tax classification, and capital-account maintenance; provided that the economic terms of any previously issued Convertible Instrument or Units shall be honored in accordance with their terms.

10.3 Transfers by the Member. The Member may sell, assign, pledge, or otherwise transfer all or any portion of its Membership Interest. A transferee is admitted as a Member only upon the Manager's written consent (which the Member, while sole Member and Manager, may give) or as provided in an amended and restated operating agreement.

10.4 Restrictions Applicable to Other Holders. Units and Convertible Instruments held by any person other than the founding Member are subject to such transfer restrictions, rights of first refusal, co-sale (tag-along), drag-along, and similar provisions as the Manager establishes at the time of issuance or in an amended and restated operating agreement, and to applicable securities laws. No transfer shall be effective if it would violate applicable securities laws or cause the Company to be required to register under, or lose an exemption under, applicable law.

10.5 Securities Law Legend. Units and Convertible Instruments have not been registered under the Securities Act of 1933 or applicable state securities laws and are issued in reliance on exemptions therefrom, and may not be transferred except in compliance with such laws.

ARTICLE 11 — BOOKS, RECORDS, TAX, AND FISCAL MATTERS

11.1 Books and Records; Capitalization Table. The Company shall maintain complete and accurate books and records at its principal office, including a current Capitalization Table reflecting all Units, all holders thereof, and all outstanding Convertible Instruments. The Capitalization Table attached as Schedule A shall be updated by the Manager to reflect issuances, conversions, and transfers.

11.2 Fiscal Year. The fiscal year of the Company ends on December 31, unless otherwise determined by the Manager consistent with applicable tax law.

11.3 Tax Classification. So long as the Company has a single Member, it is intended to be disregarded as an entity separate from its owner for U.S. federal income tax purposes. Upon the admission of one or more additional Members, the Company is intended to be classified as a partnership for U.S. federal income tax purposes unless the Manager elects another classification permitted by law. The Manager may make, change, and revoke tax elections on behalf of the Company.

11.4 Partnership Representative. If and when the Company is treated as a partnership, the Manager shall designate a "partnership representative" within the meaning of Section 6223 of the Internal Revenue Code and shall have authority to act in tax matters on behalf of the Company.

11.5 Bank Accounts. Funds of the Company shall be held in accounts in the Company's name and shall not be commingled with the funds of any other person.

ARTICLE 12 — LIABILITY, EXCULPATION, AND INDEMNIFICATION

12.1 Limited Liability. Except as required by a non-waivable provision of the Act, no Member or Manager is personally liable, solely by reason of being a Member or Manager, for any debt, obligation, or liability of the Company, whether arising in contract, tort, or otherwise.

12.2 Exculpation. To the fullest extent permitted by the Act, no Member, Manager, or officer shall be liable to the Company or to any Member for money damages for any action taken or omitted in such capacity, except as provided in Section 12.4.

12.3 Indemnification. To the fullest extent permitted by the Act, the Company shall indemnify and hold harmless each Member, Manager, and officer (each, a "Covered Person") from and against any claim, liability, loss, damage, or expense (including reasonable attorneys' fees) arising out of any act or omission performed or omitted on behalf of the Company and reasonably believed to be within the scope of authority conferred by this Agreement, except as provided in Section 12.4. The Company may advance expenses upon receipt of an undertaking to repay if indemnification is ultimately determined not to be permitted.

12.4 Limitations Required by the Act. Notwithstanding Sections 12.2 and 12.3, no Covered Person shall be exculpated or indemnified for (a) a breach of the duty of loyalty; (b) a financial benefit received to which the Covered Person is not entitled; (c) an unlawful or improper distribution; (d) intentional infliction of harm on the Company or a Member; or (e) an intentional violation of criminal law. These limitations reflect the non-waivable provisions of the Act and control over any inconsistent provision of this Agreement.

ARTICLE 13 — DISSOCIATION

13.1 No Payout on Dissociation. A person's dissociation as a Member does not entitle the dissociated Member to a distribution or to payment of the fair value of its Membership Interest. A dissociated Member's governance and voting rights terminate upon dissociation, while its economic interest, if any, continues only as and to the extent provided in this Agreement until liquidated in accordance with Article 14. This Section 13.1 expressly varies the default "fair value" payout rule of the Act.

ARTICLE 14 — DISSOLUTION AND WINDING UP

14.1 Events of Dissolution. The Company shall dissolve only upon (a) the written determination of the Manager and Members holding a majority of the voting Units then outstanding to dissolve; (b) the entry of a decree of judicial dissolution under the Act; or (c) any other event that requires dissolution under a non-waivable provision of the Act.

14.2 Winding Up and Distribution. Upon dissolution, the Manager (or a person designated to wind up the Company) shall wind up the Company's affairs and apply its assets in the following order: (a) to creditors, including holders of Units who are creditors, to the extent permitted by law; (b) to the establishment of reasonable reserves; and (c) thereafter to the holders of Units in accordance with the distribution priorities of Section 6.1 and any preferences of the Preferred Units.

ARTICLE 15 — MISCELLANEOUS

15.1 Governing Law. This Agreement is governed by, and shall be construed in accordance with, the laws of the State of New Jersey, including the Act. The Member acknowledges that the Act requires that New Jersey law govern the internal affairs of the Company and the liability of its Member and Manager, and that certain provisions of the Act are non-waivable and control over any inconsistent provision of this Agreement.

15.2 Amendment. While the Company has a single Member, this Agreement may be amended by the Member. After the admission of additional Members, this Agreement may be amended with the approval of Members holding a majority of the voting Units then outstanding, subject to any greater approval required for a class or series of Units and to any non-waivable provision of the Act; provided that no amendment may impair the economic terms of any previously issued Convertible Instrument or the rights expressly granted to a class or series of Units without the requisite consent.

15.3 Entire Agreement; Separate Company Agreements. This Agreement, together with the schedules hereto and the instruments governing the Units and Convertible Instruments, constitutes the entire agreement regarding the governance and affairs of the Company and supersedes prior understandings concerning such subject matter. For the avoidance of doubt, this Agreement does not supersede or otherwise affect any separate intellectual property assignment or contribution agreement, financing instrument, SAFE, listing agreement, undertaking, or other agreement entered into by or for the benefit of the Company.

15.4 Severability. If any provision of this Agreement is held invalid or unenforceable, the remaining provisions shall continue in full force, and the invalid provision shall be reformed to the minimum extent necessary to make it valid and enforceable while preserving the parties' intent.

15.5 No Third-Party Beneficiaries. Except for Covered Persons under Article 12 and holders of Convertible Instruments with respect to the provisions that protect their economic terms, this Agreement does not confer any rights on any person who is not a party.

15.6 Counterparts; Electronic Signature. This Agreement may be executed in counterparts, including by electronic signature, each of which is deemed an original and all of which together constitute one instrument.

IN WITNESS WHEREOF, the undersigned has executed this Operating Agreement as of the Effective Date.

MEMBER:

Signed by:
454152E08C444C7...
____
Michael S. Sweebe, sole Member
Date: 9/24/2026

MANAGER:

Signed by:
454152E08C444C7...
____
Michael S. Sweebe, Manager
Date: 9/24/2026

SCHEDULE A — CAPITALIZATION TABLE

As of the Effective Date (to be updated by the Manager upon each issuance, conversion, or transfer):

Holder	Class of Units	Units	% (Current)
Michael S. Sweebe	Common Units	100,000	100%

As of the Effective Date, no SAFEs or other Convertible Instruments are outstanding. Investor reservations or indications of interest are not included as issued securities. The Manager shall update this Schedule A upon any issuance, conversion, or transfer.

The Member has also contributed and assigned certain intellectual property and related rights to the Company pursuant to a separate IP Contribution & Assignment Agreement. No book value, tax basis, fair market value, or other valuation of such intellectual property is established by this Schedule A or this Agreement.